Exhibit 99.1

Oatly Reports Third Quarter 2021 Financial Results

Record Quarterly Revenue of $171.1 Million, an Increase of 49% Year-Over-Year

All-Time High Production Output for the Month of October As Company Continues to Scale Production Across Three Continents

Company Updates Fiscal Year 2021 Outlook

MALMÖ, Sweden, November 15, 2021 – Oatly Group AB (Nasdaq: OTLY) (“Oatly” or the “Company”), the world’s original and largest oat drink company, today announced financial results for the third quarter and nine months ended September 30, 2021.

Toni Petersson, Oatly’s CEO, commented, “Global consumer demand for our products continues to be strong and grow as we expand production and increasingly scale our operations. The robust third quarter revenue increase reflects broad-based growth across geographies and sales channels. We’re pleased with our ability to continue to be a leader in driving growth and sales velocity for the plant-based milk category within our key markets. This positive momentum was partially offset by temporary headwinds as we scale our global production capacity, particularly in Ogden, Utah, and as we manage through COVID-19 Delta-variant related restrictions and temporary foodservice closures in Asia. Despite this near-term variability, we remain very confident in our ability to meet the rapidly growing global demand for our products.”

Third Quarter 2021 Highlights

•

Revenue of $171.1 million, a 49.2% increase compared to $114.7 million in the prior year period; as expected there was a benefit to revenue from foreign exchange, the benefit was approximately $4.4 million

•	Gross profit of $44.9 million, or a 26.2% gross profit margin, compared to $36.0 million, or a 31.3% gross profit margin, in the prior year period

Nine Month 2021 Highlights

•

Revenue of $457.3 million, a 55.4% increase compared to $294.2 million in the prior year period; as expected there was a benefit to revenue from foreign exchange, the benefit was approximately $23.4 million

•	Gross profit of $125.4 million, or a 27.4% gross profit margin, compared to $94.0 million, or a 32.0% gross profit margin, in the prior year period

Third Quarter 2021 Results

Revenue increased $56.4 million, or 49.2%, to $171.1 million for the third quarter ended September 30, 2021, compared to $114.7 million for the third quarter ended September 30, 2020. The revenue increase was primarily driven by additional supply from the Company’s new production capacity in Vlissingen, Netherlands to meet the growing global demand for its products. This revenue growth was partially offset by lower than expected production output at the Company’s facility in Ogden, Utah primarily due to temporary mechanical and automation issues in late August which impacted revenue by approximately $3.0 million, foodservice location closures in Asia due to the COVID-19 Delta variant of approximately $3.0 million, and a truck driver shortage in the United Kingdom temporarily delaying distribution of products which impacted revenue by an estimated $1.0 million. Produced finished goods volume for the third quarter of 2021 amounted to 131 million liters compared to 74 million liters for the same period last year, an increase of 77.0%. As expected, there was a minimal benefit to revenue from foreign exchange, the benefit was approximately $4.4 million.

The Company experienced broad-based growth across retail and foodservice channels in the third quarter of 2021. The foodservice channel contribution increased in the third quarter of 2021 compared to the prior year period with the continued reopening of on-premise outlets upon the lifting of certain COVID-19 restrictions in the Company’s key Western markets, partially offset by certain COVID-19 Delta variant-related foodservice location closures in Asia. In the third quarter of 2021 and 2020, the foodservice channel accounted for 35.8% and 27.3% of the Company’s revenue, respectively, and the retail channel accounted for 59.4% and 69.4% of the Company’s revenue, respectively.

Gross profit was $44.9 million for the third quarter of 2021 compared to $36.0 million for the third quarter of 2020. Gross profit margin decreased 510 basis points to 26.2% for the third quarter of 2021 compared to 31.3% in the same period last year. The gross profit margin decline in the third quarter of 2021 compared to the prior year period was primarily due to higher logistics expenses in EMEA and the Americas as well as higher container rates for shipments from EMEA to Asia, a change in channel and customer mix primarily in Americas, short-term challenges related to scaling up production capacity at the Company’s Ogden, Utah facility, which also resulted in a higher share of co-packing production, partially offset by positive channel and customer mix in Asia and a minor impact from foreign exchange.

Research and development expenses in the third quarter of 2021 increased $2.4 million to $4.1 million compared to $1.7 million in the prior year period.

Selling, general and administrative expenses in the third quarter of 2021 increased $44.5 million to $85.1 million compared to $40.6 million in the prior year period. The increase in expenses was primarily due to an increase of $21.8 million in employee related expenses, which include $9.5 million in non-cash costs for the Company’s Long-Term Incentive Plan (“LTIP”) due to increased headcount as the Company continues to invest in its growth and added headcount associated with being a public company. The Company also incurred $9.0 million in increased costs relating to external consultants, contractors, and other professional fees due to the growth of the business and costs associated with being a public company, and $3.1 million in increased costs relating to branding and marketing expenses. Customer distribution costs increased by $5.6 million mainly due to higher revenue and freight customer rates.

Other operating expenses for third quarter of 2021 included net foreign exchange losses of $0.2 million compared to other operating expense in the third quarter of 2020 that included net foreign exchange loss of $1.6 million.

Net loss attributable to shareholders of the parent was $41.2 million for the third quarter of 2021 compared to net loss of $10.4 million in the prior year period.

Third quarter of 2021 EBITDA loss was $36.5 million, compared to an EBITDA loss of $4.6 million in the third quarter of 2020. The increase in EBITDA loss was primarily a result of share-based compensation costs of $10.4 million including social security-related expenses of $0.8 million, higher employee related expenses, public company costs and other operating expenses as the Company scales its global operations to support growth across three continents. These costs were partially offset by higher gross profit.

Adjusted EBITDA loss for the third quarter of 2021 was $27.0 million, compared to a loss of $4.6 million in the third quarter of 2020. The increase in Adjusted EBITDA loss was primarily related to higher employee expenses, public company costs and other operating expenses as the Company scales its global operations to support growth across three continents. These costs were partially offset by higher gross profit.

EBITDA and Adjusted EBITDA (Loss) are non-IFRS financial measures defined under “Non-IFRS financial measures.” Please see “Reconciliation of IFRS to Non-IFRS Results” at the end of this press release.

Revenue, Adjusted EBITDA and EBITDA
Three months ended September 30, 2021	EMEA	Americas	Asia	Corporate*	Eliminations**	Total all segments
Revenue
Revenue from external customers	87,398	49,469	34,195	—	—	171,062
Intersegment revenue	24,959	341	—	—	(25,300)	—
Total segment revenue	112,357	49,810	34,195	—	(25,300)	171,062
Adjusted EBITDA	9,501	(11,052)	483	(25,899)	—	(26,967)
Share-based compensation expense	(1,492)	(1,166)	(1,653)	(5,257)	—	(9,568)
IPO preparation and transaction costs	—	—	—	—	—	—
EBITDA	8,009	(12,218)	(1,170)	(31,156)	—	(36,535)
Finance income and (expenses), net	—	—	—	—	—	3,831
Depreciation and amortization	—	—	—	—	—	(7,922)
Loss before income tax	—	—	—	—	—	(40,626)

Three months ended September 30, 2020	EMEA	Americas	Asia	Corporate*	Eliminations**	Total all segments
Revenue
Revenue from external customers	71,020	26,405	17,257	—	—	114,682
Intersegment revenue	9,949	50	—	—	(9,999)	—
Total segment revenue	80,969	26,455	17,257	—	(9,999)	114,682
Adjusted EBITDA	13,610	(9,281)	1,186	(10,130)	—	(4,615)
Share-based compensation expense	—	—	—	—	—	—
IPO preparation and transaction costs	—	—	—	(11)	—	(11)
EBITDA	13,610	(9,281)	1,186	(10,141)	—	(4,626)
Finance income and (expenses), net	—	—	—	—	—	(1,971)
Depreciation and amortization	—	—	—	—	—	(3,256)
Loss before income tax	—	—	—	—	—	(9,853)

Nine months ended September 30, 2021	EMEA	Americas	Asia	Corporate*	Eliminations**	Total all segments
Revenue
Revenue from external customers	247,571	124,343	85,351	—	—	457,265
Intersegment revenue	61,059	597	—	—	(61,656)	—
Total segment revenue	308,630	124,940	85,351	—	(61,656)	457,265
Adjusted EBITDA	24,738	(35,852)	(1,532)	(68,722)	—	(81,368)
Share-based compensation expense	(2,233)	(1,748)	(2,467)	(7,586)	—	(14,034)
IPO preparation and transaction costs	—	—	—	(9,288)	—	(9,288)
EBITDA	22,505	(37,600)	(3,999)	(85,596)	—	(104,690)
Finance income and (expenses), net	—	—	—	—	—	(8,785)
Depreciation and amortization	—	—	—	—	—	(16,386)
Loss before income tax	—	—	—	—	—	(129,861)

Nine months ended September 30, 2020	EMEA	Americas	Asia	Corporate*	Eliminations**	Total all segments
Revenue
Revenue from external customers	189,818	71,755	32,662	—	—	294,235
Intersegment revenue	20,342	50	—	—	(20,392)	—
Total segment revenue	210,160	71,805	32,662	—	(20,392)	294,235
Adjusted EBITDA	31,917	(15,360)	569	(24,281)	—	(7,155)
Share-based compensation expense	—	—	—	(1,014)	—	(1,014)
IPO preparation and transaction costs	—	—	—	(11)	—	(11)
EBITDA	31,917	(15,360)	569	(25,306)	—	(8,180)
Finance income and (expenses), net	—	—	—	—	—	(4,644)
Depreciation and amortization	—	—	—	—	—	(9,220)
Loss before income tax	—	—	—	—	—	(22,044)

*	Corporate consists of general overhead costs not allocated to the segments.
**	Eliminations refer to intersegment revenue for sales of products from EMEA and Americas to Asia.

EMEA

EMEA revenue increased $16.4 million, or 23.1%, to $87.4 million for the third quarter of 2021 compared to $71.0 million in the prior year period. This increase was primarily due to higher production compared to the same period prior year, with growth in foodservice and retail channels across primarily oatdrink product offerings. In EMEA, the Company experienced a noticeable uplift in the foodservice channel as a share of total EMEA revenue compared to the second quarter of 2021, from 13.8% to 17.7%, which it believes is a result of higher share of out-of-home consumption within the Company’s key EMEA markets as pandemic restrictions have been further lifted. This growth was partially offset by a truck driver shortage in the United Kingdom temporarily delaying distribution of products which impacted revenue by an estimated $1.0 million. As expected, there was a benefit to revenue from foreign exchange, the benefit was approximately $2.7 million.

EMEA EBITDA decreased $5.6 million to $8.0 million for the third quarter of 2021 compared to $13.6 million in the prior year period. This decrease in EMEA EBITDA was primarily due to higher operating expenses as the Company scales its operations for future growth offset by higher gross profit. Included in EBITDA is a new recurring share-based compensation expense of $1.5 million. Adjusted EMEA EBITDA was $9.5 million compared to $13.6 million in the prior year period.

Americas

Americas revenue increased $23.1 million, or 87.3%, to $49.5 million for the third quarter of 2021 compared to $26.4 million in the prior year period. This increase was primarily due to higher production compared to the same period prior year with growth in both new and existing foodservice and retail channels across oatdrink, oatgurt and frozen product offerings, partially offset by manufacturing delays at the Company’s facility in Ogden, Utah which impacted revenue by approximately $3.0 million and low fill rates due to the robust consumer demand and continued capacity constraints.

Americas EBITDA loss increased $2.9 million to a loss of $12.2 million for the third quarter of 2021 compared to a loss of $9.3 million in the prior year period. The increase in Americas EBITDA loss was primarily due to short-term challenges related to scaling up production capacity at the Company’s Ogden, Utah facility, and to a lesser extent, higher operating expenses as the Company scales its operations for future growth as well as new recurring share-based compensation expense of $1.2 million. Adjusted Americas EBITDA was a loss of $11.1 million compared to a loss of $9.3 million in the prior year period.

Asia

Asia revenue increased $16.9 million, or 98.2%, to $34.2 million for the third quarter of 2021 compared to $17.3 million in the prior year period. This increase was primarily due to higher supply provided by EMEA compared to the same period prior year with growth in both new and existing foodservice and e-commerce channels as well as in the retail channels across oatdrink offerings, partially offset by continued capacity constraints and COVID-19 Delta variant-related foodservice location closures in Asia of approximately $3.0 million. Approximately 75% of Asia revenue was from the foodservice channel for the third quarter of 2021. As expected, there was a benefit to revenue from foreign exchange, the benefit was approximately $1.7 million.

Asia EBITDA decreased $2.4 million to a loss of $1.2 million for the third quarter of 2021 compared to positive Asia EBITDA of $1.2 million in the prior year period. The decrease in Asia EBITDA was primarily due to higher operating expenses as the Company scales its operations for future growth as well as new recurring share-based compensation expense of $1.7 million, offset by higher gross profit. Adjusted Asia EBITDA was $0.5 million compared to $1.2 million in the prior year period.

Corporate Expense

Oatly’s corporate expense, which consists of general overhead costs not allocated to the segments, in the third quarter of 2021 was $31.2 million, an increase of $21.0 million compared to the prior year period. This increase was driven by continued investments in organization, including IT operations, to support the Company’s growth and transition to being a public company as well as new recurring share-based compensation expense of $5.3 million. Adjusted EBITDA was a loss of $25.9 million compared to a loss of $10.1 million in the prior year period.

Balance Sheet and Cash Flow

As of September 30, 2021, the Company had cash and cash equivalents of $403.1 million, $305.2 million in short term investments and total outstanding debt to credit institutions of $6.7 million. Net cash used in operating activities was $148.6 million for the nine months ended September 30, 2021, compared to $20.4 million during the prior year period. Capital expenditures were $186.7 million for the nine months ended September 30, 2021, compared to $85.1 million in the prior year period. Cash flow from financing activities was $958.7 million reflecting the proceeds from the IPO net of repayments of liabilities to credit institutions and repayment of the shareholder loan. The Company invested a portion of the IPO proceeds in short-term investments as noted above.

Outlook

Regarding the Company’s outlook, Petersson continued, “What remains evident is the continued strong and growing global consumer demand for our products and the Oatly brand as reflected by our leading market share and velocity performance as demonstrated by the syndicated sales data in our key markets; however, for 2021 we are updating our outlook to reflect the near-term factors in the operating environment. In EMEA, we are starting to build supply to meet consumer demand, but the pace at which we expected to increase revenue in new and existing retailers and to open new markets is slower than we anticipated as we navigate a dynamic COVID operating environment. We believe this is primarily a timing issue and in the first half of 2022, we expect to have an increased share of shelf space at retail given our strong velocities and current supply levels. In the Americas, we are pleased with the weekly production output improvements at our Ogden, Utah facility to-date in the fourth quarter, as we navigate a challenging supply chain environment. Finally, in Asia strict public health measures remain in effect due to an increase in cases of the COVID-19 Delta-variant. We are closely monitoring the situation and remain focused on the health and safety of our team. Despite these temporary headwinds, we are continuing to drive conversion from dairy to the plant-based milk category supporting our mission towards a more sustainable food system. As we scale our global operations, we may experience certain variability in our strong growth rates quarter-to-quarter, yet our confidence in the category opportunity and long-term trends and trajectory of our business have never been stronger.”

For fiscal year 2021, the Company expects:

•

Revenue to exceed $635 million, an increase of greater than 51% compared to fiscal year 2020 with strong growth across regions. This revenue outlook assumes nominal contribution from the Company’s Maanshan, China facility that is on-track to open this month as previously communicated. Assuming no significant changes from foreign exchange rates today, the Company expects the fourth quarter exchange rates to be a single-digit tailwind on a percentage basis compared to the prior year period. The Company is currently investigating a quality issue it identified at one of its production facilities that will probably result in the destruction of inventory and corresponding lost sales in the EMEA region; however, the Company does not expect this will limit its ability to achieve these targeted results for 2021.

•	Capital expenditures between $280 million and $320 million
•	Production capacity to be approximately 600 million liters of finished goods at the end of the year

Long-term, the Company expects:

•

To generate gross profit margin of greater than 40% and adjusted EBITDA margin approaching 20% - as it benefits from a much larger self-manufacturing footprint globally, greater economies of scale and continued strong revenue growth

The Company cannot provide a reconciliation of adjusted EBITDA guidance to the corresponding IFRS metric without unreasonable efforts, as we are unable to provide reconciling information. These items are not within Oatly’s control, may vary greatly between periods and could significantly impact future financial results.

Conference Call, Webcast and Supplemental Presentation Details

Oatly will host a conference call and webcast at 8:30 a.m. ET today to discuss these results. The conference call, simultaneous, live webcast and supplemental presentation can be accessed on Oatly’s Investors website at https://investors.oatly.com under “Events.” The webcast will be archived for 30 days.

About Oatly

We are the world’s original and largest oat drink company. For over 25 years, we have exclusively focused on developing expertise around oats: a global power crop with inherent properties suited for sustainability and human health. Our commitment to oats has resulted in core technical advancements that enabled us to unlock the breadth of the dairy portfolio, including alternatives to milks, ice cream, yogurt, cooking creams, and spreads. Headquartered in Malmö, Sweden, the Oatly brand is available in more than 20 countries globally.

For more information, please visit www.oatly.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding our financial outlook for 2021 and long-term growth strategy, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate,” “will,” “aim,” “potential,” “continue,” “is/are likely to” and similar statements of a future or forward-looking nature. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: our history of losses and inability to achieve or sustain profitability; reduced or limited availability of oats or other raw materials that meet our quality standards; failure to obtain additional financing to achieve our goals or failure to obtain necessary capital when needed on acceptable terms; damage or disruption to our production facilities; harm to our brand and reputation as the result of real or perceived quality or food safety issues with our products; our ability to successfully compete in our highly competitive markets; reduction in the sales of our oatmilk varieties; failure to expand our manufacturing and production capacity as we grow our business; supply chain delays, including delays in the receipt of product at factories and ports, and an increase in transportation costs; the impact of rising commodity prices, transportation and labor costs on our cost of goods sold; failure by our logistics providers to deliver our products on time, or at all; our ability to successfully ramp up operations at any of our new facilities, including at our Ogden facility, and operate them in accordance with our expectations; failure to develop and maintain our brand; the impact of the COVID-19 pandemic, including the spread of variants of the virus, on our business; our ability to introduce new products or successfully improve existing products; our ability to successfully remediate the material weaknesses in our internal control over financial reporting; through our largest shareholder, Nativus Company Limited, entities affiliated with China Resources Verlinvest Health Investment Ltd. will continue to have significant influence over us, including significant influence over decisions that require the approval of shareholders; and the other important factors discussed under the caption “Risk Factors” in Oatly's prospectus pursuant to Rule 424(b) filed with the U.S. Securities and Exchange Commission (“SEC”) on May 21, 2021, and Oatly’s other filings with the SEC as such factors may be updated from time to time. Any forward-looking statements contained in this press release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. Oatly disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

Non-IFRS Financial Measures

We use EBITDA and Adjusted EBITDA as non-IFRS financial measure in assessing our operating performance and in our financial communications:

“Adjusted EBITDA” is defined as loss for the period attributable to shareholders of the parent adjusted to exclude, when applicable, income tax expense, finance expenses, finance income, depreciation and amortization expense, share-based compensation expense and IPO preparation and transaction costs.

Adjusted EBITDA should not be considered as an alternative to loss for the period or any other measure of financial performance calculated and presented in accordance with IFRS. There are a number of limitations related to the use of Adjusted EBITDA rather than loss for the period attributable to shareholders of the parent, which is the most directly comparable IFRS measure. Some of these limitations are:

•

Adjusted EBITDA excludes depreciation and amortization expense and, although these are non-cash expenses, the assets being depreciated may have to be replaced in the future increasing our cash requirements;

•	Adjusted EBITDA does not reflect interest expense, or the cash required to service our debt, which reduces cash available to us;
•	Adjusted EBITDA does not reflect income tax payments that reduce cash available to us;
•	Adjusted EBITDA does not reflect share-based compensation expenses and, therefore, does not include all of our compensation costs;
•	Adjusted EBITDA does not reflect IPO preparation and transaction costs that reduce cash available to us; and
•	other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

Adjusted EBITDA should not be considered in isolation or as a substitute for financial information provided in accordance with IFRS. Below we have provided a reconciliation of Adjusted EBITDA to loss for the period attributable to shareholders of the parent, the most directly comparable financial measure calculated and presented in accordance with IFRS, for the period presented.

Contacts

Oatly Group AB

+1 866-704-0391

investors@oatly.com

press.us@oatly.com

Financial Statements

Interim condensed consolidated statement of operations

(Unaudited)	Three months ended September 30,		Nine months ended September 30,
(in thousands of U.S. dollars, except share and per share data)	2021	2020	2021	2020
Revenue	171,062	114,682	457,265	294,235
Cost of goods sold	(126,185)	(78,731)	(331,847)	(200,190)
Gross profit	44,877	35,951	125,418	94,045
Research and development expenses	(4,052)	(1,692)	(11,096)	(4,174)
Selling, general and administrative expenses	(85,090)	(40,591)	(235,029)	(104,777)
Other operating income and (expenses), net	(192)	(1,550)	(369)	(2,494)
Operating loss	(44,457)	(7,882)	(121,076)	(17,400)
Finance income and (expenses), net	3,831	(1,971)	(8,785)	(4,644)
Loss before tax	(40,626)	(9,853)	(129,861)	(22,044)
Income tax expense	(567)	(554)	(2,779)	(1,326)
Loss for the period attributable to shareholders of the parent	(41,193)	(10,407)	(132,640)	(23,370)
Loss per share, attributable to shareholders of the parent:
Basic and diluted	(0.07)	(0.02)	(0.25)	(0.05)

Interim condensed consolidated statement of financial position

	September 30, 2021	December 31, 2020
(in thousands of U.S. dollars)	(Unaudited)
ASSETS
Non-current assets
Intangible assets	151,594	156,463
Property, plant and equipment	426,228	237,625
Right-of-use assets	129,434	38,103
Other non-current receivables	977	6,550
Deferred tax assets	435	26
Total non-current assets	708,668	438,767
Current assets
Inventories	78,023	39,115
Trade receivables	88,697	71,297
Current tax assets	467	514
Other current receivables	33,179	12,363
Prepaid expenses	33,166	11,509
Short-term investments	305,165	—
Cash and cash equivalents	403,054	105,364
Total current assets	941,751	240,162
TOTAL ASSETS	1,650,419	678,929
EQUITY AND LIABILITIES
Equity
Share capital	105	21
Other contributed capital	1,628,103	448,251
Foreign currency translation reserve	(49,798)	(2,525)
Accumulated deficit	(238,267)	(119,661)
Total equity attributable to shareholders of the parent	1,340,143	326,086
Liabilities
Non-current liabilities
Lease liabilities	108,469	23,883
Liabilities to credit institutions	3,802	91,655
Other non-current liabilities	11	233
Deferred tax liabilities	2,797	1,307
Provisions	8,204	7,121
Total non-current liabilities	123,283	124,199
Current liabilities
Lease liabilities	12,679	6,261
Liabilities to credit institutions	2,880	5,532
Shareholder loans	-	106,118
Trade payables	70,929	45,295
Current tax liabilities	679	852
Other current liabilities	8,631	4,632
Accrued expenses	91,195	59,954
Total current liabilities	186,993	228,644
Total liabilities	310,276	352,843
TOTAL EQUITY AND LIABILITIES	1,650,419	678,929

Interim condensed consolidated statement of cash flows

(Unaudited)	For the nine months ended September 30,
(in thousands of U.S. dollars)	2021	2020
Operating activities
Net loss	(132,640)	(23,370)
Adjustments to reconcile net loss to net cash flows
—Depreciation of property, plant and equipment and right-of-use assets and amortization of intangible assets	16,386	9,220
—Impairment loss on trade receivables	41	390
—Share-based payments expense	14,034	1,014
—Finance income and expenses, net	8,785	4,644
—Income tax expense	2,779	1,326
—Loss on disposal of property, plant and equipment	1	531
—Other	(25)	(36)
Interest received	918	7
Interest paid	(6,878)	(4,561)
Income tax paid	(2,242)	(785)
Changes in working capital:	—	—
—Increase in inventories	(40,364)	(5,733)
—Increase in trade receivables, other current receivables, prepaid expenses	(59,511)	(32,387)
—Increase in trade payables, other current liabilities, accrued expenses	50,120	29,315
Net cash flows used in operating activities	(148,596)	(20,425)
Investing activities
Purchase of intangible assets	(7,227)	(5,010)
Purchase of property, plant and equipment	(186,660)	(85,107)
Proceeds from financial instruments	5,720	265
Purchase of short-term investments	(335,165)	—
Proceeds from short-term investments	17,283	—
Net cash flows used in investing activities	(506,049)	(89,852)
Financing activities
Proceeds from issue of shares, net of transaction costs	1,037,325	191,632
Proceeds from shareholder loans	—	87,828
Repayment of shareholder loans	(10,941)	—
Proceeds from liabilities to credit institutions	118,005	128,344
Repayment of liabilities to credit institutions	(212,384)	(118,546)
Repayment of lease liabilities	(6,938)	(4,313)
Proceeds from exercise of warrants	38,503	—
Redemption of warrants	—	(9,986)
Payment of loan transaction costs	(4,900)	—
Cash flows from financing activities	958,670	274,959
Net increase in cash and cash equivalents	304,025	164,682
Cash and cash equivalents at the beginning of the period	105,364	10,571
Exchange rate differences in cash and cash equivalents	(6,335)	4,777
Cash and cash equivalents at the end of the period	403,054	180,030

Non-IFRS Financial Measures – Reconciliation

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
	(in thousands $)
Loss for the period attributable to shareholders of the parent	(41,193)	(10,407)	(132,640)	(23,370)
Income tax expense	567	554	2,779	1,326
Finance income and expenses, net	(3,831)	1,971	8,785	4,644
Depreciation and amortization expense	7,922	3,256	16,386	9,220
EBITDA	(36,535)	(4,626)	(104,690)	(8,180)
Share-based compensation expense	9,568	—	14,034	1,014
IPO preparation and transaction costs	—	11	9,288	11
Adjusted EBITDA	(26,967)	(4,615)	(81,368)	(7,155)